UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LogicMark, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

67091J503
(CUSIP Number)

David E. Danovitch, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503	13D	Page 2 of 5 Pages

1	names of reporting persons Chia-Lin Simmons
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 153,222 (1)
	8	shared voting power 0
	9	sole dispositive power 153,222 (1)
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 153,222 (1)
12	check if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 3.5% (1)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	This constitutes an exit filing for Chia-Lin Simmons (the “Reporting Person”). As more fully described in Item 5 of this Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”), such shares and percentages are based on 4,412,812 shares of common stock, par value $0.0001 per share (“Common Stock”), of LogicMark, Inc. (the “Issuer”), issued and outstanding, as verified with the Issuer, and includes an aggregate of 131,736 shares of Common Stock granted by the Issuer to the Reporting Person as restricted stock awards for the Reporting Person’s services as Chief Executive Officer and President of the Issuer, certain of which shares are subject to vesting, as described in Item 6 of Statement on Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2024 (the “Schedule 13D”), subject to the Reporting Person’s continued service through each such vesting date.

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This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on April 5, 2024. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

The purpose of this Amendment No. 1 is to update the disclosure of the Schedule 13D, including the beneficial ownership information on the cover pages and in Items 3, 4, 5 and 6 of the Schedule 13D, and to indicate that the Reporting Person has ceased to be the beneficial owner of more than five percent of the shares of the outstanding Common Stock of the Issuer. This Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 2. Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 3. Source or Amount of Funds or Other Consideration.

“Item 3. Source or Amount of Funds or Other Consideration.” of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person beneficially owns 153,222 shares of Common Stock, of which (i) 13,328 shares of Common Stock were granted to the Reporting Person as a material inducement to employment in accordance with Nasdaq Listing Rule 5635(c)(4) outside of the Issuer’s stock incentive plans, (ii) 118,408 shares of Common Stock were granted pursuant to the Issuer’s stock incentive plans as compensation for the Reporting Person’s service as Chief Executive Officer and President of the Issuer, and (iii) 21,486 shares of Common Stock were purchased by the Reporting Person from the Issuer using the Reporting Person’s personal funds in connection with the Issuer’s offering of its units (the “Units”) and pre-funded units pursuant to the Issuer’s registration statement on Form S-1, as amended (File No. 333-279133), declared effective by the SEC on August 1, 2024 (the “Offering”).

Item 4. Purpose of Transaction.

The Reporting Person is the Chief Executive Officer and President of the Issuer, as well as a member of the Issuer’s board of directors. Other than the 21,486 shares of the Common Stock acquired by the Reporting Person in the Offering, all of the Issuer’s shares of Common Stock owned by the Reporting Person have been acquired or granted to the Reporting Person by the Issuer in her capacity as an officer of the Issuer, as further described in Item 6 of the Schedule 13D.

As further described in Item 6 of this Amendment No. 1, the Issuer closed the Offering of its units and pre-funded units on August 5, 2024, pursuant to which, among other purchases by participants in the Offering, the Reporting Person purchased (i) 21,486 Units at an offering price of $0.4654 per Unit, with each Unit consisting of (i) one share of Common Stock, (ii) one Series A warrant to purchase Common Stock exercisable for one share of Common Stock (the “Series A Warrants”), and (iii) one Series B warrant to purchase Common Stock exercisable for one share of Common Stock (the “Series B Warrants”, and, together with the Series A Warrants, the “Warrants”). The Warrants issued in the Offering, including those purchased and held by the Reporting Person, are only exercisable on or after the date on which the Issuer obtains the approval of its stockholders for the issuance of all shares of Common Stock issuable upon exercise of the Warrants in the Offering, solely to the extent such approval is required by Rule 5635(d) of The Nasdaq Stock Market LLC (the “Stockholder Approval”).

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 1 and the corresponding footnotes, and the information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Amendment No. 1 is hereby incorporated by reference in its entirety into this Item 4.

Except as described above, the information contained in “Item 4. Purpose of Transaction.” of the Schedule 13D is not being amended by this Amendment No. 1.

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Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer.” of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to rows (7) through (13) of the cover page of this Amendment No. 1 and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)	See responses to rows (11) and (13) on the cover page.

(b)	See response to rows (7), (8), (9) and (10) on the cover page.

(c)	Except as described further in Item 6 with respect to the Reporting Person’s participation in the Offering, the Reporting Person has not, to the best of her knowledge, engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 1.

(d)	To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.

(e)	On August 5, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Offering, the Reporting Person purchased from the Issuer 21,486 Units at an offering price of $0.4654 per Unit, consisting of (i) 21,486 shares of Common Stock at an offering price of $0.4554 per share, (ii) 21,486 Series A Warrants exercisable for up to 21,486 shares of Common Stock, and (iii) 21,486 Series B Warrants exercisable for up to 21,486 shares of Common Stock. Each of the Warrants held by the Reporting Person are only exercisable on or after the date of Stockholder Approval, and as a result, the 42,972 shares of Common Stock issuable upon full exercise of such Warrants are not deemed to be beneficially owned by the Reporting Person, as the Reporting Person does not have the right to acquire such shares within sixty days of the date of this Amendment No. 1. Additionally, in connection with the Offering, on July 30, 2024, the Reporting Person entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement), preventing the offer, sale or other disposition of the shares Common Stock, Warrants, and any other securities of the Issuer held by the Reporting Person that are convertible, exchangeable or exercisable into shares of Common Stock, for a period of 60 days from the date of the closing of the Offering, subject to certain exceptions contained therein.

Except as described above, the information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 7. Material to be filed as Exhibits.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, the form of which is filed as Exhibit A to the form of placement agency agreement, by and between the Company and the placement agent for the Offering, which placement agency agreement is filed as Exhibit 1.1 to the Issuer’s registration statement on Form S-1, as amended (File No. 333-279133), filed with the SEC on June 20, 2024, and which Lock-Up Agreement is incorporated by reference into this Item 7.

Except as described above, the information contained in “Item 7. Material to be filed as Exhibits.” of the Schedule 13D is not being amended by this Amendment No. 1.

CUSIP No. 67091J503	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2024

/s/ Chia-Lin Simmons
Name: Chia-Lin Simmons